BPm/6

SECURITIES AND EXCHANGE COMMISSION

03013042

SEC MAIL PROCESSING RECEIVED FEB 2 8 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Global Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

206 N. Jackson Street, Suite 301
(No. and Street)

Glendale (City) CA (State) 91206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. Kelley 818-242-6693 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young, LLP
(Name – *if individual, state last, first, middle name*)

725 S. Figueroa Street (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 1 3 2003

OATH OR AFFIRMATION

I, Barbara A. Kelley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Global Fund Distributors, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Barbara A Kelley
Signature

Treasurer
Title

Araceli M. Olea
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Pacific Global Fund Distributors, Inc.

Year ended December 31, 2002

with Report of Independent Auditors

Securities and Exchange Commission

Washington, D.C.

Annual Audited Report

Date – December 31, 2002

Pacific Global Fund Distributors, Inc.

206 North Jackson Street, Suite 301, Glendale, California 91206

George Henning
Chairman
Pacific Global Fund Distributors, Inc.
206 North Jackson Street, Suite 301
Glendale, California 91206

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On February 20, 2003 (Date), before me, Araceli M. Olea, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Barbara A. Kelley (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

ARACELI M. OLEA
Commission # 1399856
Notary Public - California
Los Angeles County
My Comm. Expires Feb 10, 2007

Place Notary Seal Above

WITNESS my hand and official seal.

Araceli M. Olea
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report - Form X-17A-5

Document Date: February 20, 2003 Number of Pages: 2 pages.

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: ______

Pacific Global Fund Distributors, Inc.

Audited Financial Statements
and Supplementary Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

Board of Directors
Pacific Global Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of Pacific Global Fund Distributors, Inc. (the Company) as of December 31, 2002, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Global Fund Distributors, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 24, 2003

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	5,841
Receivables		6,012
Investments in mutual funds, at market value (cost – $10,340)		9,469
Total assets	$	21,322
Liabilities and shareholder's equity		
Payable to brokers	$	2,649
Due to affiliates		9,789
Accrued expenses		1,055
Total liabilities		13,493
Shareholder's equity:		
Common stock, no par value:		
Authorized, issued and outstanding 10,000 shares		75,108
Accumulated deficit		(67,279)
Total shareholder's equity		7,829
Total liabilities and shareholder's equity	$	21,322

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Statement of Operations

For the year ended December 31, 2002

Revenue:	
Commissions	$ 242,877
Interest and dividend income	117
	242,994
Expenses:	
Commissions	197,069
Professional fees	18,955
Rent	12,360
Consulting	12,113
Travel and entertainment	8,370
Marketing	4,647
Regulatory fees	3,144
Postage and printing	1,870
Telephone	464
Other expenses	8,791
Unrealized loss on investments in mutual funds	1,051
	268,834
Net loss	$ (25,840)

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2002

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance at January 1, 2002	10,000	$ 48,953	$ (41,439)	$ 7,514
Net loss	–	–	(25,840)	(25,840)
Capital contributions	–	26,155	–	26,155
Balance at December 31, 2002	10,000	$ 75,108	$ (67,279)	$ 7,829

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Statement of Cash Flows

For the year ended December 31, 2002

Operating activities	
Net loss	$ (25,840)
Adjustments to reconcile net loss to net cash used in operating activities:	
Professional fees assumed by parent*	8,855
Unrealized loss on investments in mutual funds	1,051
Changes in operating assets and liabilities:	
Receivables	44,619
Accounts payable and accrued expenses	(40,341)
Net cash used in operating activities	(11,656)
Investing activities	
Investments in mutual funds	(2,113)
Financing activities	
Capital contributions	17,300
Net increase in cash	3,531
Cash at beginning of year	2,310
Cash at end of year	$ 5,841

***Non-cash operating and financing activities**

During the year ended December 31, 2002, the Company's parent, Pacific Global Investment Management Company, assumed $8,855 of professional fee liabilities. This has been recorded as a non-cash capital contribution to the Company.

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Notes to Financial Statements

December 31, 2002

1. Organization

Pacific Global Fund Distributors, Inc. (the Company) was incorporated on June 25, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company, a wholly owned subsidiary of Pacific Global Investment Management Company, serves as the distributor of capital shares and as an introducing broker for trading of portfolio securities of the Pacific Advisors Fund Inc. (the Fund).

The Company receives commissions for the sale of capital shares for the Fund. A portion of this amount is re-allowed to the selling brokers as a selling commission. All amounts of sales commissions, revenue and expense are recorded on a gross basis in the accompanying statement of operations.

The Company receives from the Fund 12b-1 distribution fees which are included in commissions revenue. A portion of these fees is re-allowed to the selling brokers and is included in commissions expenses in the accompanying statement of operations.

Also included in commissions revenue are commissions earned for introducing trades on behalf of Pacific Global Investment Management Company (the Advisor), and sub-advisors which the Advisor has contracted with on behalf of the Fund.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Investments in Mutual Funds

The Company's investments in the Fund's portfolios are recorded at their quoted market values.

Accrual Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Revenues are recorded when earned and expenses are recorded when incurred.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $6,409 and the ratio of aggregate indebtedness to net capital was 2.11 to 1 at December 31, 2002, and was in compliance with the net capital requirements.

4. Income Taxes

The Company has a federal and state tax allocation agreement with its parent company whereby it is charged with an amount equal to its separate tax liability as if it were filing on a separate-company basis. The Company files a consolidated tax return with its parent company for federal tax purposes and a combined tax return for state tax purposes. For the year ended December 31, 2002, the Company was charged $1,637 for its share of state franchise taxes, which is included in other expenses.

5. Related Parties

As discussed in Note 1, the Company derives all of its commissions income from the Fund and trades executed by the Fund.

The Advisor of the Fund provides personnel and certain other support services to the Company. The cost of these services will be reimbursed at the Company's discretion. Certain officers of the Company are also officers of the Advisor and the Fund.

5. Related Parties (continued)

Due to affiliates represents payable to the Advisor for certain expenses paid by the Advisor on behalf of the Company.

At December 31, 2002, the Company had invested $10,340 (market value $9,469) in the Fund.

Supplementary Information

Pacific Global Fund Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Computation of net capital		
Total shareholder's equity from statement of financial condition	$	7,829
Total nonallowable assets		–
Haircuts on securities		(1,420)
Net capital	$	6,409
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	900
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	1,409
Computation of aggregate indebtedness		
Total aggregate indebtedness included in statement of financial condition	$	13,493
Ratio of aggregate indebtedness to net capital		2.11

See Report of Independent Auditors.

Pacific Global Fund Distributors, Inc.

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from the computation of determination of reserve requirements pursuant to Rule 15c3-3 under Section k2(a).

See Report of Independent Auditors.

Pacific Global Fund Distributors, Inc.

Statement Pursuant to Rule 17a-5(d)(4)
under the Securities Exchange Act of 1934

December 31, 2002

The Computation of Net Capital under Rule 15c3-1 included in this audit report agrees to the computation included in the respondent's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2002.

See Report of Independent Auditors.

Ernst & Young

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Pacific Global Fund Distributors, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Pacific Global Fund Distributors, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Ernst & Young LLP

January 24, 2003